Exhibit 99.2

São Paulo Bogotá Montevideo Santiago First Quarter 2022 Earnings MAY 10, 2022

2 Disclaimer This presentation may contain forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended . You can identify these forward - looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others . Forward - looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations . Forward - looking statements are based on our management’s beliefs and assumptions and on information currently available to our management . Forward - looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events . Such forward - looking statements are subject to various risks and uncertainties . Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent Form F - 1 and 424 (b) prospectus, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www . sec . gov . These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings . This presentation does not constitute an offer of any Patria Fund . We prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our subsidiaries or affiliates nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever . Results for the current reporting period are preliminary and unaudited . Due to the closing of our combination with Moneda Asset Management on December 1 , 2021 , certain elements of our 4 Q 21 IFRS financial results are dependent on Moneda’s completed 2021 financial audit, which could cause Patria’s audited IFRS results to differ from those reported within this presentation . We have included in this presentation our Fee Related Earnings (“FRE”) and Distributable Earnings (“DE”), which are non - GAAP financial measures, together with their reconciliations, for the periods indicated . We understand that, although FRE and DE are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS . Additionally, our calculations of FRE and DE may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies .

3 Patria Reports First Quarter 2022 Results “Patria’s results for the 1 st quarter reflect excellent momentum to start the year, and resiliency amid a challenging global backdrop. Our platform secured new capital inflows of $1.5 billion across a diverse range of products, strong investment performance drove our net accrued performance fees to more than $500 million, and we are on track to deliver FRE growth of more than 50% in 2022.” ALEX SAIGH CHIEF EXECUTIVE OFFICER MAY 10, 2022 – Patria Investments Limited (NASDAQ: PAX) today reported its unaudited results for the first quarter ended March 31, 2022. Conference Call Patria will host its first quarter 2022 investor conference call via public webcast on May 10, 2022, at 9:00 a.m. ET. To register, please use the following link: https://edge.media - server.com/mmc/p/cdw24zyk For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ . About Patria Patria is a leading alternative investment firm focused on Latin America, with over 30 years of history and combined assets under management of $27.6 billion, and a global presence with offices in 9 cities across 4 continents. Patria aims to provide consistent returns in attractive long - term investment opportunities that allow for portfolio diversification through its Private Equity, Infrastructure, Credit, Public Equities and Real Estate products. Through its investments Patria seeks to transform industries and untangle bottlenecks, generating attractive returns for its investors, while creating sustainable value for society. Further information is available at www.patria.com Shareholder Relations Contacts JOSH WOOD PatriaShareholdersRelations@patria.com T: +1 917 769 - 1611 E: josh.wood@patria.com ANDRE MEDINA T: +1 345 640 - 4904 E: andre.medina@patria.com Dividend Patria has declared a quarterly dividend of $0.202 per share to record holders of common stock at the close of business on June 2, 2022. This dividend will be paid on June 16, 2022.

4 Patria Reports First Quarter 2022 Results MAY 10, 2022

# Patria's First Quarter 2022 IFRS Results (unaudited)

- IFRS Net Income was US$18.3 million for 1Q22 and US$126.4 million for the LTM

| (US$ in millions) | 1Q21 | 1Q22 | LTM 1Q21 | LTM 1Q22 |
|---|---|---|---|---|
| Revenue from management fees (1) | 31.3 | 54.6 | 120.4 | 167.9 |
| Revenue from incentive fees | - | 0.0 | 3.5 | 5.0 |
| Revenue from performance fees (2) | - | - | - | 89.3 |
| Revenue from advisory and other ancillary fees | - | 1.1 | 0.0 | 1.9 |
| Taxes on revenue (3) | (0.7) | (0.8) | (3.7) | (4.1) |
| **Revenue from services** | **30.6** | **55.0** | **120.1** | **259.9** |
| Personnel expenses (4) | (10.5) | (16.9) | (30.7) | (54.1) |
| Deferred Consideration (5) | - | (6.1) | - | (8.1) |
| Amortization of intangible assets (6) | (1.5) | (4.6) | (6.0) | (10.0) |
| Carried interest allocation | - | - | - | (30.2) |
| **Cost of services rendered** | **(12.0)** | **(27.6)** | **(36.6)** | **(102.4)** |
| **Gross profit** | **18.7** | **27.4** | **83.5** | **157.5** |
| Administrative expenses (7) | (2.4) | (7.3) | (14.3) | (19.2) |
| Other income/(expenses) (8) | (2.4) | (2.2) | (4.6) | (12.3) |
| **Operating income and expenses** | **13.9** | **17.9** | **64.6** | **125.9** |
| **Operating income before net financial income/(expense)** | **13.9** | **17.9** | **64.6** | **125.9** |
| Net financial income/(expense) (9) | (0.3) | 4.6 | (1.0) | 4.6 |
| **Income before income tax** | **13.6** | **22.5** | **63.6** | **130.5** |
| Income tax (10) | (0.5) | (4.2) | (1.1) | (4.1) |
| **Net income for the period** | **13.1** | **18.3** | **62.5** | **126.4** |

PATRIA

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding.

See notes and definitions at end of document.

5

6 Highlights FRE of $32 mn in 1Q22 up 85% compared to 1Q21… and on track for our 2022 guidance $0.24 DE per share … Up 90% from 1Q21 $0.20 dividend per share $503 mn Net Accrued Performance Fees as of March 31 st … up 45% from 4Q21 and doubled from one year ago Total AUM up 96 % YoY $1.5 billion raised in 1Q22 across a diverse range of products including the first closing for our next generation private equity fund We listed our first SPAC of $230 million … versatile pool of capital to pursue attractive investments complementary to our Private Equity business in 1Q22 FEAUM up 136 % YoY … up 16% in 1Q22

7 ▪ Total Assets Under Management (“AUM”) of $27.6 billion as of March 31, 2022, up 16% compared to 4Q21 and 96% from one year ago ▪ Fee - Earning AUM (“FEAUM”) of $19.0 billion as of March 31, 2022, up 6% compared to 4Q21 and 136% from one year ago ▪ Performance Revenue Eligible AUM (“PREAUM”) of $18.8 billion as of March 31, 2022, representing 68% of Total AUM ▪ Total Fundraising of $1.5 billion in 1Q22 ▪ Total Deployment of $55 million in 1Q22 and $2.0 billion for the LTM ▪ Total Realizations of $22 million in 1Q22 and $285 million for the LTM Patria’s First Quarter 2022 Summary Financial Measures Key Business Metrics ▪ Fee Related Earnings (“FRE”) of $31.9 million in 1Q22, up 85% compared to 1Q21 ▪ Distributable Earnings (“DE”) of $35.0 million in 1Q22, up 106% compared to 1Q21 ▪ Net Accrued Performance Revenues of $503 million as of March 31, 2022, up 45% from December 31, 2021, and doubled from one year ago ▪ Declared quarterly dividend of $0.202 per common share payable on June 16, 2022 See notes and definitions at end of document

8 Patria’s First Quarter 2022 Earnings See notes and definitions at end of document . Totals may not add due to rounding . ▪ Distributable Earnings (“DE”) of $35.0 million in 1Q22, and $159.3 million for the LTM (US$ in millions) 1Q21 1Q22% Δ LTM 1Q21 LTM 1Q22% Δ Management Fees 31.3 54.6 74% 120.3 167.9 40% (+) Incentive Fees - 0.0 3.5 5.0 (+) Other Fee Revenues - 1.1 (0.2) 1.9 (–) Taxes on Revenues (1) (0.7) (0.8) (3.6) (4.0) Total Fee Revenues 30.6 55.0 80% 120.1 170.8 42% (–) Personnel Expenses (10.3) (15.1) 46% (30.1) (48.5) 61% (–) Administrative Expenses (2.4) (6.5) 168% (14.3) (18.2) 28% (–) Placement Fees Amortization and Rebates (2) (0.6) (1.5) 148% (2.4) (3.4) 45% Fee Related Earnings (FRE) 17.3 31.9 85% 73.4 100.6 37% FRE Margin (%) 57% 58% 61% 59% Realized Performance Fees (After-Tax) - - - 89.1 (–) Carried interest allocation and bonuses (3) - - - (31.1) Performance Related Earnings (PRE) - - - 58.0 (+) Net financial income/(expense) (4) (0.3) 4.8 (1.0) 4.0 Pre-Tax Distributable Earnings 17.0 36.7 72.4 162.7 (–) Current Income Tax (5) - (1.7) (0.7) (3.4) Distributable Earnings (DE) 17.0 35.0 71.7 159.3 DE per Share 0.12 0.24 0.53 1.14 FRE - Adjusted for comparable compensation structure 62.5 100.6 61% DE - Adjusted for comparable compensation structure 60.9 159.3

9 Fee Related Earnings (“FRE”) See notes and definitions at end of document . Totals may not add due to rounding . (1) FRE margin would be 52 % for LTM 1 Q 21 when adjusting for comparable compensation structure 57% $17.3 million $31.9 million +85% 1Q 21 1Q22 58% FRE Margin ▪ 1Q22 FRE of $31.9 million was up 85% from 1Q21 ▪ 1Q22 Total Fee Revenues of $55.0 million were up 80% compared to 1Q21 ▪ FRE margin of 58% in 1Q22, similar to 57% in 1Q21, and slightly above our guidance for 2022 ▪ LTM 1Q22 FRE of $100.6 million was up 61% from the prior LTM period adjusted for comparable compensation structure ▪ LTM Total Fee Revenues of $170.8 million were up 42% compared to the previous LTM period $73.4 million $100.6 million 61% 1 LTM 1Q21 LTM 1Q22 59% FRE Margin $62.5 $10.9 Adjustment for comparable compensation structure +61%

10 Net Accrued Performance Fees • Net Accrued Performance Fees were $503 million or $3.40 per share on March 31, 2022, up 45% from $348 million on December 31, 2021, and have nearly doubled from $253 million one year ago • The increase in 1Q22 was primarily driven by portfolio appreciation in our Private Equity Funds V and VI and in our Infrastructure Fund III, in addition to the appreciation of local currencies against the U.S. dollar • Our accrual has diversified significantly over the past year with Infrastructure Fund III rising to $110 million and Private Equ ity Fund VI rising to $70 million while Private Equity Fund V has continued to improve to $313 million See notes and definitions at end of document . Totals may not add due to rounding . 70 110 8 Net Accrued Performance Fees (US$ in millions) US$ 503 mn PE VI 2 PE V IS III Others 1 1Q22 Composition by Fund 4Q 21 1Q22 348 89 EoP FX US$/BRL 5.58 PE V (2015) PE VI (2019) IS III (2014) EoP FX US$/BRL 4.74 503 2 1 36 Other Period Change in Balance by Fund (Vintage) IS IV (2019) 27 313 IS IV

11 8.6 11.6 4.7 5.6 5.3 2.5 ▪ Total AUM of $27.6 billion as of March 31, 2022, up 96% compared to $14.1 billion one year ago and up 16% from $23.8 billion on December 31, 2021 ▪ 32% of the AUM increase over the last twelve months was organic ▪ LTM AUM increase included $1.5 billion of fundraising and more than $3.6 billion of appreciation including the impact of FX ▪ Total AUM is comprised of Fair Value of Investments of $22.5 billion and Uncalled Capital of $5.1 billion as of March 31, 202 2 Total Assets Under Management Credit Private Equity Infrastructure See notes and definitions at end of document . Totals may not add due to rounding . 1Q22 14.1 1Q21 27.6 96% Public Equities Real Estate Advisory & Distribution 0.2 0.5 0.2 2.2 0.4 (US$ in billions) + 1.0 9.0 3.2 5.3 2.5 US$ 22.5 bn 2.2 1.0 2.6 2.4 US$ 5.1 bn 0.3 0.1 Fair Value of Investments Uncalled Capital 1Q22 Fundraising Activity $ 1.5 billion raised in 1Q22 ▪ $ 805 million in the first closing of our next generation Private Equity Fund ▪ $ 230 million for our first SPAC - Patria Latin American Opportunity Acquisition Corp ▪ $ 447 million across Moneda’s Credit, Public Equities and Advisory & Distribution platforms

# Portfolio Activity - Drawdown Funds

| ***Total Deployment***[1] ($mn) (Invested + Reserved) | 1Q22 | LTM 1Q22 |
|---|---|---|
| **Total** | **55** | **2,049** |
| Private Equity | - | 1,126 |
| Infrastructure | - | 755 |
| Others | 55 | 168 |

| ***Valuation Impact*** ($mn) Increase (Decrease) | 1Q22 | LTM 1Q22 |
|---|---|---|
| **Total** | **409** | **1,176** |
| Private Equity | 317 | 847 |
| Infrastructure | 97 | 371 |
| Others | (5) | (42) |

| ***Realizations*** ($mn) | 1Q22 | LTM 1Q22 |
|---|---|---|
| **Total** | **22** | **285** |
| Private Equity | 16 | 196 |
| Infrastructure | - | 45 |
| Others | 6 | 44 |

- Over $2 billion deployed from drawdown funds over the LTM period, driven by significant new capital allocations from Private Equity Fund VI and Infrastructure Fund IV
  - $55 million deployed in 1Q22 driven by our Credit drawdown fund
  - While we did not have new deployment allocations from Private Equity or Infrastructure in 1Q22, we continued to be very active in funding portfolio M&A transactions with prior allocations
- Drawdown funds appreciated by $409 million in 1Q22 and $1.2 billion in the LTM excluding the impact of currency fluctuation, contributing to the strong growth in our Net Accrued Performance Fees
- We are transitioning into a more significant harvesting phase in funds like Private Equity Fund V and Infrastructure Fund III, with the potential for several portfolio companies to see divestment processes move forward in 2022

PATRIA

See notes and definitions at end of document. Totals may not add due to rounding.

Notes: (i) *Total Deployment* represents the incremental capital invested or reserved in the period, as this reflects the most relevant activity driving fee revenue and the fundraising cycle. (ii) *Others* include Credit and Real Estate drawdown funds.

12

# Fee Earning Assets Under Management

- Fee Earning AUM (FEAUM) of $19.0 billion up 136% from one year ago, and 28% on an organic basis
- Management Fees of $54.6 million in 1Q22 were up 74% compared to 1Q21, driven by deployment in our flagship funds and the addition of Moneda's platform
- $1.8 billion of Pending FEAUM eligible to earn fees once deployed, including new fundraising for our next generation private equity fund and for Moneda's credit products
- At the end of 1Q22, there were $4.2 million of incentive fees accrued in eligible Moneda funds, which are generally realized at year end


Private Equity
Infrastructure
Credit
Public Equities
Real Estate
Advisory & Distribution
(US$ in billions)
136%
8.0
0.6
0.2
0.1
3.3
3.8
19.0
1.9
0.5
2.5
5.1
3.7
5.3
1.8
Pending FEAUM
1Q21
1Q22


1Q22 Mgmt. Fee Revenue Breakdown Per Strategy
US$ 54.6 mn
45%
24%
18%
8%
3%
2%


1Q22 Accrued Incentive Fees Breakdown Per Strategy
US$ 4.2 mn
1.4
2.8

PATRIA

Note: Patria's Fee Earning AUM reflects the basis that is generating management fees in the current reporting period. Since the flagship Private Equity and Infrastructure funds generally call for management fees semi-annually (in January and July), capital that is invested or reserved in Q1 and Q2 will begin to generate management fees in Q3, and likewise, capital invested or reserved in Q3 and Q4 will begin to generate management fees in Q1 of the following year. See notes and definitions at end of document.

13

# Platform Overview by Asset Class

| *Asset Class* | *FEAUM by Structure* | | | *Fee Basis* | *Duration* | *Currency Exposure Hard / Soft (%)* | *Effective Mgmt. Fee Rate* |
|---|---|---|---|---|---|---|---|
| *Private Equity* | **$5.3bn** | 100% | Drawdown Funds | Deployed Capital at Cost | Long-dated & Illiquid | 98% / 2% | 1.8% |
| *Infrastructure* | **$3.7bn** | 96% | Drawdown Funds | Hybrid: Committed/ Deployed Capital at Cost | Long-dated & Illiquid | 84% / 16% | 1.4% |
| | | 4% | Infrastructure Core | Net Asset Value | Listed Permanent Capital | 0% / 100% | |
| *Credit* | **$5.1bn** | 95% | Moneda Credit Funds | Net Asset Value | Listed closed-end funds with periodic limited liquidity | 71% / 29% | 0.8% |
| | | 5% | Patria Private Credit Fund | Net Asset Value | Long-dated & Illiquid | 0% / 100% | |
| *Public Equities* | **$2.5bn** | 93% | Moneda Equities Funds | Net Asset Value | Listed closed-end funds with periodic limited liquidity | 0% / 100% | 0.8% |
| | | 7% | Patria CEF (PIPE) | Net Asset Value | Evergreen fund with periodic limited liquidity | 0% / 100% | |
| *Real Estate* | **$0.5bn** | 71% | Drawdown Funds | Deployed Capital at Cost | Long-dated & Illiquid | 0% / 100% | 1.5% |
| | | 29% | REITs | Net Asset Value | Permanent Capital | 0% / 100% | |
| *Advisory & Distribution* | **$1.9bn** | 32% | Moneda Advisory Assets | Net Asset Value | Liquid | 35% / 65% | 0.2% |
| | | 68% | Moneda Distribution Partnership | Based on Underlying Fund | Long-dated & Illiquid | 100% / 0% | |
| *Total* | **$19.0bn** | | | | | **69% / 31%** | **1.2%** |

PATRIA

Note: *Currency Exposure Hard / Soft (%)* reflects the percentage of FEAUM exposed to each classification of currency. Soft currency exposures include vehicles which are either denominated in a soft (i.e. local) currency or have management fee exposure through the underlying investments where fees are charged on net asset value. *Effective Management Fee Rate* reflects the annualized management fee revenue divided by the average FEAUM for the most recent period. Advisory & Distribution effective management fee rate calculation was adjusted from 4Q21 to consider only the fees reflected on the Management Fees line in the P&L.

14

15 Total AUM Roll Forward (unaudited) Three Months Ended March 31, 2022 ($mn) Private Equity Infrastructure Credit Public Equities Real Estate Advisory & Distribution Total AUM 4Q21 9,017 5,060 4,982 2,142 366 2,248 23,815 Acquisitions 1 - - - - - - - Inflows 2 1,035 - 256 130 - 62 1,482 Outflows 3 (16) - (131) (168) - (55) (370) Valuation Impact 317 99 123 344 5 (59) 828 FX 1,276 461 76 72 54 17 1,956 Funds Capital Variation 4 (1) (60) 2 - (13) - (73) AUM 1Q22 11,628 5,559 5,308 2,519 411 2,214 27,639 Twelve Months Ended March 31, 2022 ($mn) Private Equity Infrastructure Credit Public Equities Real Estate Advisory & Distribution Total AUM 1Q21 8,453 4,718 221 224 500 - 14,116 Acquisitions 1 - - 4,733 1,985 - 2,248 8,967 Inflows 2 1,050 - 256 140 - 62 1,507 Outflows 3 (196) (45) (163) (192) (6) (55) (658) Valuation Impact 847 377 107 288 (33) (59) 1,528 FX 1,375 528 81 75 60 17 2,137 Funds Capital Variation 4 99 (18) 73 - (110) - 43 AUM 1Q22 11,628 5,559 5,308 2,519 411 2,214 27,639 Note: For 4Q21 Total AUM balances, approximately $100 million was reclassified from Public Equities to Advisory & Distribution, whi ch is reflected in the beginning balances shown here

# Total FEAUM Roll Forward (unaudited)

| *Twelve Months Ended March 31, 2022* ($mn) | Private Equity | Infrastructure | Credit | Public Equities | Real Estate | Advisory & Distribution | *Total* |
|---|---|---|---|---|---|---|---|
| **FEAUM 1Q21** | **3,809** | **3,322** | **115** | **224** | **563** | **-** | **8,033** |
| Acquisitions[1] | - | - | 4,733 | 1,978 | - | 1,991 | 8,702 |
| Inflows[2] | 1,660 | 378 | 214 | 141 | 6 | 62 | 2,461 |
| Outflows[3] | (203) | (143) | (163) | (192) | (172) | (55) | (928) |
| Valuation Impact | 0 | 4 | 122 | 295 | (15) | (76) | 330 |
| FX and Other | 17 | 160 | 71 | 75 | 70 | 2 | 394 |
| **FEAUM 1Q22** | **5,283** | **3,722** | **5,092** | **2,521** | **452** | **1,923** | **18,992** |

| *Three Months Ended March 31, 2022* ($mn) | Private Equity | Infrastructure | Credit | Public Equities | Real Estate | Advisory & Distribution | *Total* |
|---|---|---|---|---|---|---|---|
| **FEAUM 4Q21** | **4,942** | **3,521** | **4,927** | **2,136** | **414** | **1,991** | **17,930** |
| Acquisitions[1] | - | - | - | - | - | - | - |
| Inflows[2] | 459 | 241 | 102 | 130 | - | 62 | 994 |
| Outflows[3] | (130) | (149) | (131) | (168) | - | (55) | (633) |
| Valuation Impact | 0 | 0 | 121 | 351 | 2 | (76) | 398 |
| FX and Other | 12 | 109 | 73 | 72 | 36 | 2 | 304 |
| **FEAUM 1Q22** | **5,283** | **3,722** | **5,092** | **2,521** | **452** | **1,923** | **18,992** |

PATRIA

Notes: Patria's Fee Earning AUM reflects the basis that is generating management fees in the current reporting period. Since the flagship Private Equity and Infrastructure funds generally call for management fees semi-annually (in January and July), capital that is invested or reserved in Q1 and Q2 will begin to generate management fees in Q3, and likewise, capital invested or reserved in Q3 and Q4 will begin to generate management fees in Q1 of the following year. For 4Q21 FEAUM balances, approximately $100 million was reclassified from Public Equities to Advisory & Distribution, which is reflected in the beginning balances shown here. See notes and definitions at end of document.

16

# Investment Performance - Drawdown Funds

| (in Thousands, Except Where Noted) | Committed Capital | Deployed + Reserved | Total Invested | Unrealized Investments | Realized Investments | Total Value | | Net Returns | |
|---|---|---|---|---|---|---|---|---|---|
| Fund (Vintage) | Total (USD) | % | Value (USD) | Value (USD) | Value (USD) | Value (USD) | Gross MOIC (USD) | Net IRR (USD) | Net IRR (BRL) |
| **Private Equity** | | | | | | | | | |
| PE I (1997) | 234,000 | Divested | 163,812 | - | 278,480 | 278,480 | 1.7x | 4% | 7% |
| PE II (2003) | 50,000 | Divested | 51,648 | - | 1,053,625 | 1,053,625 | 20.4x | 92% | 75% |
| PE III (2007) | 571,596 | 124% | 625,415 | 20,491 | 1,176,336 | 1,196,827 | 1.9x | 8% | 19% |
| PE IV (2011) | 1,270,853 | 117% | 1,177,808 | 1,827,438 | 205,206 | 2,032,644 | 1.7x | 7% | 15% |
| PE V (2015) | 1,807,389 | 101% | 1,455,634 | 4,354,869 | 98,614 | 4,453,483 | 3.1x | 32% | 39% |
| PE VI (2019) | 2,689,666 | 110% | 1,157,123 | 1,708,859 | 24,883 | 1,733,742 | 1.5x | 27% | 19% |
| **Total Private Equity ex. Co-Inv** | **6,623,504** | | **4,631,439** | **7,911,656** | **2,837,144** | **10,748,801** | **2.3x** | **16%** | **21%** |
| Coinvestments | 745,010 | 100% | 745,010 | 722,014 | 1,398 | 723,411 | 1.0x | n/m | n/m |
| **Total Private Equity** | **7,368,514** | | **5,376,449** | **8,633,670** | **2,838,542** | **11,472,212** | **2.1x** | **16%** | **21%** |
| **Infrastructure** | | | | | | | | | |
| Infra II (2010) | 1,154,385 | 102% | 997,679 | 406,754 | 823,736 | 1,230,491 | 1.2x | 1% | 11% |
| Infra III (2014) | 1,676,237 | 116% | 1,232,837 | 1,874,745 | 574,815 | 2,449,560 | 2.0x | 13% | 22% |
| Infra IV (2019) | 1,941,000 | 96% | 276,284 | 461,207 | - | 461,207 | 1.7x | 37% | 22% |
| **Total Infrastructure ex. Co-Inv** | **4,880,211** | | **2,615,389** | **2,742,707** | **1,552,376** | **4,295,083** | **1.6x** | **6%** | **16%** |
| Coinvestments | 793,264 | 74% | 588,333 | 433,615 | 439,629 | 873,244 | 1.5x | n/m | n/m |
| **Total Infrastructure** | **5,673,475** | | **3,203,722** | **3,176,322** | **1,992,005** | **5,168,327** | **1.6x** | **5%** | **18%** |
| **Real Estate/Agribusiness** | **(BRL)** | **%** | **(BRL)** | **(BRL)** | **(BRL)** | **(BRL)** | **(BRL)** | **(USD)** | **(BRL)** |
| RE I (2004) | 177,362 | Divested | 168,335 | - | 459,072 | 459,072 | 2.7x | | 24% |
| RE II (2009) | 996,340 | 87% | 1,019,377 | 169,376 | 1,053,634 | 1,223,011 | 1.2x | | 2% |
| RE III (2013) | 1,310,465 | 86% | 1,171,234 | 679,926 | 143,579 | 823,504 | 0.7x | | -11% |
| Farmland (2018) | 149,043 | Divested | 61,019 | - | 96,684 | 96,684 | 1.6x | | 14% |
| Coinvestments | 1,107,668 | 100% | 1,093,900 | 15,200 | - | 15,200 | 0.0x | | -63% |
| **Total Real Estate/Agri** | **3,740,879** | | **3,513,865** | **864,502** | **1,752,969** | **2,617,471** | **0.7x** | | **-11%** |

PATRIA

Note: Patria will report investment performance for funds/strategies with Total AUM equal or above $500 million. This table includes funds below that threshold given their disclosure in our reporting since the IPO. Going forward, new funds will be reported as they reach the $500 million threshold.

17

18 Investment Performance - Credit & Public Equities 1yr 3yr 5yr Since Incep. Latam High Yield (2000) USD 3,349 2,318 9.4% 4.8% 5.3% 11.5% Benchmark: CEMBI Broad Div Latam HY 1.0% 4.0% 4.3% 7.5% 403 bps Latam Local Currency Debt (2009) USD 857 857 9.4% 1.5% 0.5% 3.6% Benchmark: GBI Broad Div Latam 4.2% 0.5% 1.1% 2.3% 127 bps Latam Large Caps (2011) USD 1,003 335 9.5% 6.8% 7.5% 0.0% Benchmark: MSCI TR Latam Gross 24.0% 3.5% 4.5% -1.7% 170 bps Chilean Small Caps (1994) CLP 651 634 -17.1% -9.2% -2.0% 12.6% Benchmark: MSCI Chile SC Net -9.8% -11.1% -5.2% 6.8% 580 bps Excess Return Since Incept. Credit Public Equities Asset Class Strategy Functional Currency Strategy AUM (USD Mn) Primary Fund AUM (USD Mn) Compounded Annualized Net Returns Note : Includes investment performance for primary funds of strategies with Total AUM of $ 500 million or more

19 Reconciliations and Disclosures

# Patria's Earnings – 5 Quarter View

| (US$ in millions) | 1Q21 | 2Q21 | 3Q21 | 4Q21 | 1Q22 | LTM 1Q21 | LTM 1Q22 |
|---|---|---|---|---|---|---|---|
| Management Fees | 31.3 | 33.0 | 38.2 | 42.1 | 54.6 | 120.3 | 167.9 |
| (+) Incentive Fees | - | - | 0.0 | 4.9 | 0.0 | 3.5 | 5.0 |
| (+) Other Fee Revenues | - | - | - | 0.7 | 1.1 | (0.2) | 1.9 |
| (–) Taxes on Revenues (1) | (0.7) | (0.8) | (0.8) | (1.5) | (0.8) | (3.6) | (4.0) |
| **Total Fee Revenues** | **30.6** | **32.2** | **37.4** | **46.2** | **55.0** | **120.1** | **170.8** |
| (–) Personnel Expenses | (10.3) | (10.1) | (12.1) | (11.2) | (15.1) | (30.1) | (48.5) |
| (–) Administrative Expenses | (2.4) | (3.8) | (3.0) | (4.9) | (6.5) | (14.3) | (18.2) |
| (–) Placement Fees Amortization and Rebates (2) | (0.6) | (0.6) | (0.5) | (0.8) | (1.5) | (2.4) | (3.4) |
| **Fee Related Earnings (FRE)** | **17.3** | **17.6** | **21.8** | **29.3** | **31.9** | **73.4** | **100.6** |
| **FRE Margin (%)** | **57%** | **55%** | **58%** | **63%** | | **61%** | **59%** |
| | | | | | | | |
| Realized Performance Fees (After-Tax) | - | 86.8 | 2.3 | - | - | - | 89.1 |
| (–) Carried interest allocation and bonuses (3) | - | (30.4) | (0.8) | 0.1 | - | - | (31.1) |
| **Performance Related Earnings (PRE)** | **-** | **56.4** | **1.5** | **0.1** | **-** | **-** | **58.0** |
| (+) Net financial income/(expense) (4) | (0.3) | 0.1 | (0.7) | (0.2) | 4.8 | (1.0) | 4.0 |
| **Pre-Tax Distributable Earnings** | **17.0** | **74.2** | **22.6** | **29.2** | **36.7** | **72.4** | **162.7** |
| (–) Current Income Tax (5) | - | - | (0.1) | (1.6) | (1.7) | (0.7) | (3.4) |
| **Distributable Earnings (DE)** | **17.0** | **74.2** | **22.5** | **27.7** | **35.0** | **71.7** | **159.3** |
| **DE per Share** | **0.12** | **0.54** | **0.17** | **0.19** | **0.24** | **0.53** | **1.14** |
| | | | | | | | |
| **Additional Metrics** | | | | | | | |
| Total Assets Under Management | 14,116 | 15,840 | 15,069 | 23,815 | 27,639 | 23,815 | 27,639 |
| Fee-Earning Assets Under Management | 8,033 | 8,313 | 9,236 | 17,930 | 18,992 | 17,930 | 18,992 |

PATRIA

See notes and definitions at end of document

20

# Reconciliation of IFRS to Non-GAAP Measures (unaudited)

| (US$ in millions) | 1Q21 | 2Q21 | 3Q21 | 4Q21 | 1Q22 | LTM 1Q21 | LTM 1Q22 |
|---|---|---|---|---|---|---|---|
| Management Fees | 31.3 | 33.0 | 38.2 | 42.1 | 54.6 | 120.3 | 167.9 |
| (+) Incentive Fees | - | - | 0.0 | 4.9 | 0.0 | 3.5 | 5.0 |
| (+) Other Fee Revenues | - | - | - | 0.7 | 1.1 | (0.2) | 1.9 |
| (–) Taxes on Revenues | (0.7) | (0.8) | (0.8) | (1.5) | (0.8) | (3.6) | (4.0) |
| **Total Fee Revenues** | **30.6** | **32.2** | **37.4** | **46.2** | **55.0** | **120.1** | **170.8** |
| (–) Personnel Expenses | (10.3) | (10.1) | (12.1) | (11.2) | (15.1) | (30.1) | (48.5) |
| (–) Administrative Expenses | (2.4) | (3.8) | (3.0) | (4.9) | (6.5) | (14.3) | (18.2) |
| (–) Placement Fees Amortization and Rebates | (0.6) | (0.6) | (0.5) | (0.8) | (1.5) | (2.4) | (3.4) |
| **Fee Related Earnings (FRE)** | **17.3** | **17.6** | **21.8** | **29.3** | **31.9** | **73.4** | **100.6** |
| | | | | | | | |
| Realized Performance Fees (After-Tax) | - | 86.8 | 2.3 | - | - | - | 89.1 |
| (–) Carried interest allocation and bonuses | - | (30.4) | (0.8) | 0.1 | - | - | (31.1) |
| **Performance Related Earnings (PRE)** | **-** | **56.4** | **1.5** | **0.1** | **-** | **-** | **58.0** |
| (+) Net financial income/(expense) | (0.3) | 0.1 | (0.7) | (0.2) | 4.8 | (1.0) | 4.0 |
| **Pre-Tax Distributable Earnings** | **17.0** | **74.2** | **22.6** | **29.2** | **36.7** | **72.4** | **162.7** |
| (–) Current Income Tax | - | - | (0.1) | (1.6) | (1.7) | (0.7) | (3.4) |
| **Distributable Earnings (DE)** | **17.0** | **74.2** | **22.5** | **27.7** | **35.0** | **71.7** | **159.3** |
| | | | | | | | |
| (-) Deferred Taxes (1) | (0.5) | 1.2 | 0.9 | (0.3) | (2.5) | (0.4) | (0.7) |
| (-) Amortization of intangible assets from acquisition (2) | (0.9) | (0.9) | (0.9) | (1.9) | (3.9) | (3.6) | (7.6) |
| (-) Long term employee benefits (3) | (0.1) | (1.1) | (0.9) | (0.8) | (1.8) | (0.6) | (4.6) |
| (-) Deferred and contingent consideration (4) | - | - | - | (2.3) | (7.0) | - | (9.3) |
| (-) Warrant liability and trust account (5) | - | - | - | - | (0.2) | - | (0.2) |
| (-) Transaction costs - SPAC (6) | - | - | - | - | (0.4) | | (0.4) |
| (-) IPO Expenses & other transaction costs (7) | (2.4) | 0.0 | (0.1) | (9.0) | (1.0) | (4.5) | (10.1) |
| **Net income for the period** | **13.1** | **73.4** | **21.5** | **13.2** | **18.3** | **62.6** | **126.4** |

PATRIA

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding.

See notes and definitions at end of document.

21

22 IFRS Balance Sheet Results (unaudited) Throughout this presentation all current period amounts are preliminary and unaudited . Totals may not add due to rounding . See notes and definitions at end of document . (US$ in millions) 12/31/2021 3/31/2022 (US$ in millions) 12/31/2021 3/31/2022 Assets Liabilities and Equity Cash and cash equivalents 15.3 12.9 Client funds payable (1) 78.2 82.0 Client funds on deposit (1) 78.2 82.0 Consideration payable on acquisition (6) 16.4 16.4 Short term investments (2) 151.9 372.8 Personnel and related taxes (7) 37.8 18.1 Accounts receivable (3) 97.1 94.0 Taxes payable 3.9 3.7 Project advances 3.2 3.3 Carried interest allocation (8) 11.6 9.1 Other assets 3.6 5.3 Deferred underwriting fees payable (9) - 8.1 Recoverable taxes 3.2 4.8 Derivative warrant liability (9) - 4.3 Commitment subject to possible redemption (9) - 212.4 Other liabilities (10) 8.4 36.4 Current Assets 352.5 575.1 Current liabilities 156.3 390.5 Accounts receivable 11.0 11.0 Contingent consideration payable on acquisition (6) 25.8 26.6 Deferred tax assets 3.4 1.2 Personnel liabilities 5.3 0.6 Project advances 0.7 0.8 Deferred consideration payable on acquisition (6) 2.0 8.1 Other assets 3.2 4.3 Other liabilities 7.7 8.0 Long term investments (4) 18.3 32.7 Property and equipment 13.4 15.8 Intangible assets (5) 358.9 366.4 Non-current liabilities 40.8 43.3 Non-current assets 408.9 432.2 Capital 0.0 0.0 Additional paid-in capital 485.2 485.2 Performance Share Plan (11) 0.8 1.0 Retained earnings 87.9 83.3 Cumulative translation adjustment (12) (9.6) 4.6 Equity attributable to the owners of the parent 564.3 574.1 Non-controlling interests (13) - (0.6) Equity 564.3 573.5 Total Assets 761.4 1,007.3 Total Liabilities and Equity 761.4 1,007.3

23 Notes Notes to page 5 – Patria’s First Quarter 2022 IFRS Results (unaudited) (1) Increase in management fee revenues from prior year due to an increase in capital deployed by Private Equity Fund VI and Infra IV, and management fees earned by acquired business (2) Performance fees determined in accordance with the funds offering documents, based on the expected value for which it is highly probable that a significant reversal will not occur (3) Taxes on revenue represent taxes charged directly on services provided in some of the countries where Patria operates (4) The increase is mainly due to the change in compensation structure post - IPO (for LTM) and additional personnel expenses from acquired business (5) Deferred consideration is accrued for services rendered during retention period of employees for acquired business (6) The increase is due to amortization of intangible assets (non - contractual customer relationships) on acquired business (7) The increase in administrative expenses is mainly due to additional administrative expenses and amortization of brands from acquired business (8) Includes IPO expenses related to the Initial Public Offering concluded on January 21 , 2021 , and other acquisition related transaction costs (9) The increase in net financial income is mainly due to realized and unrealized gains from long term investments (10) Income tax includes both current and deferred tax expenses for the period Notes to pages 8 – Patria’s First Quarter 2022 Earnings and 20 – Patria’s Earnings – 5 Quarter View (1) Taxes on revenue have been adjusted from the comparable line in our IFRS results to remove Taxes on Realized Performance Fees which are excluded from Patria’s Fee Related Earnings (2) Placement Fees Amortization are recorded on an accrual basis and amortized over the terms of the respective investment funds (3) Performance fee payable to carried interest vehicle have been excluded from performance related earnings (4) Net financial income/(expense) excludes unrealized gains/(losses) on warranties issued by the SPAC and other net financial income/(expenses) on SPAC's Trust account (5) Current Income Tax represents tax expenses based on each jurisdiction’s tax regulations ; it is the Income tax discounted by the Deferred Tax Expenses Notes to page 10 – Net Accrued Performance Fees (1) Other includes Private Equity funds III and IV, and Infrastructure fund II and Moneda’s Alturas II

24 Notes Notes to page 12 – Fundraising & Portfolio Activity (1) Total Deployment represents the incremental capital invested or reserved for investments in drawdown funds during the period Notes to page 15 – Total AUM Roll Forward (unaudited) 1) Acquisitions reflects the Total AUM for acquired entities as of the end of the quarterly period in which the transaction clos ed. Impacts to Total AUM in subsequent periods are reflected on the relevant roll forward line items 2) Inflows generally reflects fundraising activity in the period 3) Outflows generally reflects divestment activity in our drawdown funds and redemption activity in funds that offer periodic li qui dity 4) Funds Capital Variation generally reflects the change in cash - on - hand balances at the fund level during the period. This include s but is not limited to: ( i ) amounts called from limited partners which has not yet been invested, (ii) amounts received from asset sales which has not yet been d ist ributed to limited partners and (iii) amounts used to pay down capital call financing facilities Notes to page 16 – Total FEAUM Roll Forward (unaudited) 1) Acquisitions reflects the Fee Earning AUM for acquired entities as of the end of the quarterly period in which the transactio n c losed. Impacts to Fee Earning AUM in subsequent periods are reflected on the relevant roll forward line items 2) Inflows reflects increases in the management fee basis of our funds related to fundraising, new subscriptions, or deployment dep endent on the individual fee terms of each fund 3) Outflows reflects decreases to the management fee basis of our funds related to divestment activity or a contractual basis st epd own in drawdown funds or redemption activity in funds that offer periodic liquidity

25 Notes Notes to Page 21 – Reconciliation of IFRS to Non - GAAP Measures (unaudited) (1) Income Taxes have been adjusted to remove Deferred Taxes which are excluded from Distributable Earnings . Deferred Taxes arise from taxable temporary differences mostly derived from non - deductible employee profit sharing expenses (2) Refers to the amortization of intangibles associated with business acquisitions . This adjustment removes amortization of contractual rights, non - contractual rights and brands which are excluded from Distributable Earnings (3) Personnel expenses have been adjusted to remove the (A) Officers’ Fund tracking shares, (B) legacy strategic bonus for acquired business, (C) share based incentive plan which are all excluded from Fee Related Earnings . The amounts reflect (A) the valuation change of the tracking shares in the period, (B) the change in value of the strategic bonus payable upon vesting, (C) impact from granting rights to the share - based incentive plan reflecting the equity recognized based on expected vesting criteria being met (4) Expenses have been adjusted to remove the deferred and contingent consideration from Patria's Fee Related Earnings including reclassifying amounts that were included under IPO Expenses & other transaction costs in Q 4 2021 . The amounts reflect accrued services rendered during retention period and earn - out payable on business acquisition (5) Unrealized gains/(losses) on warranties issued by the SPAC and other net financial income/(expenses) on SPAC's Trust account (6) Other expenses have been adjusted to remove non - recurring expenses associated with the SPAC's IPO and other related transaction costs which are excluded from Patria’s Fee Related Earnings (7) Other expenses have been adjusted to remove non - recurring expenses associated with Patria’s IPO and other acquisition related transaction costs which are excluded from Patria’s Fee Related Earnings Notes to Page 22 – IFRS Balance Sheet Results (unaudited) (1) Receivables and payables from and to clients, related to Moneda brokerage activities (2) The March 31 , 2022 , balance includes proceeds for PAX IPO, and proceeds held in a trust account by Patria Latin American Opportunity Acquisition Corp . (ticker PLAO), a Special Purposes Acquisition Company ("SPAC") (3) Current account receivable includes US $ 26 . 5 million of performance fees receivable (4) The movement in Long - term investments reflects new acquisitions during 2022 in Kamaroopin , and additional investment in Patria Core Infrastructure fund and Patria Crédito Estruturado Fundo (FIDC) (5) The movement reflects the impact of exchange rates on goodwill, brands and non - contractual customer relationships (6) The payable amounts relate to the acquisition costs subject to the acquired business meeting certain requirements from the purchase agreement (7) The movement reflects the payment of 2021 employee profit - sharing and the accrual of 2022 employee profit - sharing (8) The outstanding amount reflects 35 % of performance fees receivable to be paid to a carried interest vehicle (9) Liabilities related to SPAC for underwriting fees, warrants and redeemable class A ordinary shares (10) The movement reflects unearned revenue included for management fee receivable for services to be rendered between April 1 , 2022 and June 30 , 2022 (11) Other reserves reflect the share - based incentive plan (12) The movement reflects the impact of exchange rates on assets and liabilities held in foreign currencies (13) Reflects non - controlling interest held in the SPAC

26 Definitions • Distributable Earnings (DE) is used to assess our performance and capabilities to distribute dividends to shareholders . DE is calculated as FRE deducted by current income tax expense, plus net realized performance fees, net financial income/(expenses) . DE is derived from and reconciled to, but not equivalent to, its most directly comparable IFRS measure of net income . • Drawdown Funds are illiquid, closed - end funds in which upfront capital commitments are allocated to investments, and funded through capital calls from limited partners over the contractual life of the fund, which typically ranges from 10 - 14 years . • Fee Earning Assets Under Management (FEAUM) is measured as the total capital managed by us on which we derive management fees as of the reporting date . Management fees are based on “net asset value,” “adjusted cost of all unrealized portfolio investments,” “capital commitments,” or “invested capital” plus “reserved capital” (if applicable), each as defined in the applicable management agreement . • Fee Related Earnings (FRE) is a performance measure used to assess our ability to generate profits from revenues that are measured and received on a recurring basis . FRE is calculated as management, incentive and other fee revenues, net of taxes, less personnel and administrative expenses, amortization of placement agents and rebate fees, adjusted to exclude the impacts of equity base compensation and non - recurring expenses . • Gross MOIC represents the Gross Multiple on Invested Capital and is calculated as the total fair value of investments (realized and unrealized), divided by total invested capital . • Incentive Fees are realized performance - based fees which are measured and received on a recurring basis, and not dependent on realization events from the underlying investments . • Net Accrued Performance Fees represent an accrued balance of performance fees, which if each eligible investment vehicle were liquidated on the reporting date at current valuations, would be recognized as Performance Related Earnings . • Net IRR represents the cash - weighted internal rate of return on limited partner invested capital, based on contributions, distributions and unrealized fair value as of the reporting date, after the impact of all management fees, expenses and performance fees, including current accruals . Net IRR is calculated based on the chronological dates of limited partner cash flows, which may differ from the timing of actual investment cash flows for the fund . • Pending FEAUM refers to committed capital that is eligible to earn management fees but is not yet activated per the basis defined in the applicable management agreement . • Performance Related Earnings (PRE) refer to realized performance fees (net of related taxes) less realized performance fee compensation allocated to our investment professionals . We earn performance fees from certain of our drawdown funds, representing a specified allocation of profits generated on eligible third - party capital, and on which the general partner receives a special residual allocation of income from limited partners in the event that specified return hurdles are achieved by the fund . • Total Assets Under Management (Total AUM) refers to the total capital funds managed or advised by us plus the investments directly made by others in the invested companies when offered by us as co - investments . In general, Total AUM equals the sum of ( i ) the fair value of the investments of each one of the funds and co - investments ; and (ii) uncalled capital, which is the difference between committed and called capital .